SEC FILE NUMBER 1-9788
CUSIP NUMBER 51476K103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 1-9788

(Check one):   ☒ Form 10-K ☐ Form 20-F☐    Form 11-K   ☐    Form 10-Q  ☐    Form 10-D  ☐    Form N-SAR  ☐    Form N-CSR

For Period Ended:  September 30, 2014

☐    Transition Report on Form 10-K

☐    Transition Report on Form 20-F

☐    Transition Report on Form 11-K

☐    Transition Report on Form 10-Q

☐    Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Landauer, Inc.

Full Name of Registrant

Former Name if Applicable

2 Science Road

Address of Principal Executive Office (Street and Number)

Glenwood, Illinois  60425

City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Landauer, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended September 30, 2014 (the “Annual Report”) within the prescribed time period because the Company needs additional time to complete its accounting and related disclosures and internal control over financial reporting assessments related to errors discovered during the closing process.  These errors are still being evaluated and relate primarily to the accounting treatment for (i) capitalization and amortization of dosimetry devices, (ii) revenue recognition, and (iii) income taxes..

The Company has not completed its testing and assessment of the effectiveness of its internal control over financial reporting due in part to identified control deficiencies related to these errors.  Upon completion of the evaluation of these errors and of its assessment of the effectiveness of internal control over financial reporting the Company may determine that there are additional material weaknesses in its internal control over financial reporting. The Company previously disclosed the following material weaknesses: (1) the Company did not design and maintain effective controls to ensure that revenue was recognized in accordance with contractually established terms and conditions; this material weakness was disclosed in the Company’s Form 10-Q for the quarter ended June 30, 2014; (2) the Company did not design effective controls over the preparation and review of the statement of cash flows; this material weakness was disclosed in the Company Form 10-K/A for the year ended September 30,2013.

The errors identified required the Company to perform additional procedures and analyses that affected the timeliness of the Company’s annual financial statement close process and preparation of the Annual Report.  Management is in the process of completing the Annual Report.  Management is (i) finalizing its testing and assessment of the effectiveness of the Company’s internal control over financial reporting, (ii) determining the impacts to the Company’s internal control over financial reporting, and (iii) recommending to the Audit Committee of the Company’s Board of Directors remediation actions that the Company expects to take.

The Company will attempt to file the Annual Report within the 15-day extension of the prescribed due date provided by Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mark A. Zorko	(708)	755-7000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			 Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Landauer, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 15, 2014	By	/s/ Mark A. Zorko
Mark A. Zorko, Interim Chief Financial Officer

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).